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HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 - 788 - 8200 FAX 804 - 788 - 8218
FILE NO: 64847.000002

October 21, 2004

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
KMG America Corporation
Amendment No. 2 to the Registration Statement on Form S-1
Registration No. 333-117911

Dear Mr. Riedler:

As counsel to KMG America Corporation, a Virginia corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-1 (File No. 333-117911) (the "Registration Statement"), together with exhibits, and the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter to Mr. Kuk, Chairman, President and Chief Executive Officer of the Company, dated October 18, 2004.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your October 18, 2004 comment letter, and is followed by the corresponding response of the Company. All page references in the Company's responses are to pages of the blacklined version of Amendment No. 2.

We have provided to each of you, Whitnie Story, Lisa Vanjoske, Sonia Barros and Dan Greenspan, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on September 24, 2004. These changes have been made in response to the Staff's comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.
Because Stanley D. Johnson, the current chairman, president and chief executive officer of Kanawha, will become a member of your board of directors and is someone you consider a key employee, please disclose in the forepart of the prospectus and in the related party discussion the total amount of the offering proceeds you expect him to receive as a result of his equity ownership in Kanawha.

RESPONSE:    The Company has revised the disclosure on pages 9 and 165 of the Registration Statement in response to the Staff's comment.

Use of Proceeds, page 47

2.
Please revise your disclosure to also disclose in this section that you expect to use approximately $6-7 million of the offering proceeds to open new facilities and add marketing and sales personnel for the worksite insurance business as you discuss on pages 18, 63 and 96.

RESPONSE:    The Company has revised the disclosure on page 47 of the Registration Statement in response to the Staff's comment.

Unaudited Pro Forma Consolidated Statement of Income, page 58

3.
In note (q), you state that an independent valuation expert was engaged. If the reference is retained, please name the third-party valuation expert engaged, update the "Expert" section of the filing, and include a consent. This comment applies to any reference in your filing to a third-party expert.

RESPONSE:    The reference to a third-party valuation expert in note (q) on page 58 of the Registration Statement has been deleted in response to the Staff's comment, and the Company has disclosed that the preliminary intangible asset valuation amounts were determined by the Company using generally recognized valuation techniques. The Company supplementally advises the Staff that, while the Company did engage an independent valuation firm to assist the Company with its determination of the intangible asset valuation amounts shown in note (q), such independent firm did not render a formal valuation opinion or report.

Note 2: Investments

4.
State if you have the intent and ability to hold to recovery or maturity, if true. Otherwise, it would appear that the loss should be recognized. Also, address that you consider the financial condition of the issuer.

RESPONSE:    The Company has revised note 2 on page F-42 of the Registration Statement to disclose that Kanawha has the intent and ability to hold its fixed maturity securities with unrealized losses to recovery or maturity and that Kanawha considers the financial condition of the issuer in determining whether such unrealized losses are temporary.

Legal Proceedings, page 132

5.
We note your response to our prior comment 100 and reissue that comment. You still have not explained why you believe your current legal proceedings will not have a material adverse affect. Please provide us your analysis as to why you believe your current legal proceedings will not have a material adverse effect on your financial position and revise your disclosure accordingly. For example, is your conclusion based on the fact that you have adequate reserves for any losses you may experience from these legal proceedings, your belief that the outcomes of these legal proceedings will be favorable to you or your belief that any losses you may suffer from the outcomes would be immaterial.

RESPONSE:    The Company has revised the disclosure on page 132 of the Registration Statement under the caption "Legal Proceedings" to indicate that neither the Company nor Kanawha is involved in any material legal proceedings nor, to the Company's knowledge, are any material legal proceedings pending or threatened against the Company or Kanawha.

Underwriting, page 177

6.
We note your response to our prior comment 109. Please note that we have referred your response to our Office of Chief Counsel, and we may have further comments.

RESPONSE:    The Company has noted the Staff's comment.

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Exhibits

7.
Please provide the legal opinion required by Item 601(b)(5) of Regulation S-K. We may have further comments.

RESPONSE:    Enclosed herewith, the Company is supplementally providing the Staff with a draft of the legal opinion required by Item 601(b)(5) of Regulation S-K that the Company will file as Exhibit 5.01 to the Registration Statement once it has determined the number of shares to be offered in the offering.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,
/s/ DANIEL M. LEBEY Daniel M. LeBey, Esq.
cc:	Ms. Whitnie Story Ms. Lisa Vanjoske Ms. Sonia Barros Mr. Dan Greenspan Mr. Kenneth U. Kuk Mr. Scott H. DeLong, III Howard B. Adler, Esq.

Enclosure

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Exhibit 5.01

HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 64847.000002

October     , 2004

Board of Directors
KMG America Corporation
6306 Maple Ridge
Excelsior, Minnesota 55331

KMG America Corporation
Registration Statement on Form S-1 (File No. 333-117911)

Gentlemen:

        We have acted as counsel to KMG America Corporation, a Virginia corporation (the "Company"), in connection with the Registration Statement on Form S-1 (File No. 333-117911), as filed by the Company with the Securities and Exchange Commission (the "Commission") on August 4, 2004 (as amended, the "Registration Statement"), pursuant to the Securities Act of 1933, as amended (the "Act"). The Registration Statement relates to the sale by the Company in an underwritten public offering of             shares (including              shares subject to the underwriters' over-allotment option) of the Company's common stock, par value $0.01 per share (the "Shares"). This opinion is being furnished in accordance with the requirements of Item 16 of Form S-1 and Item 601(b)(5)(i) of Regulation S-K.

        In rendering this opinion, we have relied upon, among other things, our examination of such documents and records of the Company and certificates of its officers and of public officials as we deemed necessary.

        For purposes of the opinions expressed below, we have assumed (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to the originals of all documents submitted as certified or photostatic copies and the authenticity of the originals thereof, (iii) the genuineness of signatures not witnessed by us and (iv) the due authorization, execution and delivery of all documents by all parties and the validity, binding effect and enforceability thereof (other than the authorization, execution and delivery of documents by the Company and the validity, binding effect and enforceability thereof upon the Company).

        We are members of the Virginia Bar and do not purport to express an opinion on any laws other than those of the Commonwealth of Virginia and the federal laws of the United States of America.

        Based upon the foregoing, we are of the opinion that:

          1.     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia.

          2.     The Shares have been duly authorized and, when issued and sold as contemplated in the Registration Statement, will be validly issued, fully paid and nonassessable.

        We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and reference to this firm under the caption "Legal Matters" in the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act or the rules and regulations promulgated thereunder by the Commission. We do not undertake to advise you of any changes in the opinions expressed herein from matters that might hereafter arise or be brought to our attention.

Very truly yours,

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  Exhibit 5.01